UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Lixiang Education Announces Unaudited Half Year 2024 Financial Results

Lishui, China, September 27, 2024 — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious international and vocational education service provider in China, today announced its unaudited financial results for the first half year of 2024.

First Half Year 2024 Financial Results

Net Revenues

Net revenues for the six months ended June 30, 2024 were RMB15.3 million (US$2.1 million), compared with RMB25.2 million for the same period ended June 30, 2023.

Tuition and accommodation income

For the vocational education, revenue contribution for the period was RMB8.1 million, primarily from Langfang School, a decrease of RMB4.6 million by 36.4% compared with RMB12.7 million for the same period ended June 30, 2023, primarily due to the numbers of graduates of 751 exceeded the enrolment of new students of 163.

For the high school education, revenue contribution for the period was RMB1.5 million from Lishui International School, a decrease of RMB6.5 million by 80.9% compared with RMB8.0 million for the same period ended June 30, 2023 from Qingtian International School, as we disposed Qingtian International School as of December 31, 2023.

Sales of meal, uniforms and learning materials

Revenue contribution for the period was RMB1.0 million, compared with RMB1.7 million for the same period in 2023 as Liandu WFOE ceased to provide meal and uniforms to students since 2024.

Others

Other revenue of RMB4.7 million primary consisted of course design, development and training in the first half year of 2024 of RMB2.8 million, consulting services of oversea students’ enrollment of RMB0.6 million, comprehensive service for flexible employment of RMB0.5 million, rental income of RMB0.4 million from third parties and RMB0.4 million from our related party for the six months ended June 30, 2024.

Other revenue of RMB2.8 million primary consisted of consulting services of oversea students’ enrollment in the first half year of 2023 of RMB1.3 million, rental income of RMB0.7 million from third parties and RMB0.4 million from our related party for the six months ended June 30, 2023.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2024 was RMB15.1 million (US$2.1 million), decreased by RMB4.7 million from RMB19.8 million for the same period ended June 30, 2023. The decrease in cost of revenues was mainly included: (i) the decrease salary, bonus, social security and welfare benefits of teachers by RMB5.9 million, primary attribute to the disposal of Qingtian International School, and partially offset by newly established Lishui International School of RMB1.0 million; (ii) the decrease rental cost and other utilities charge by RMB1.2 million; and partially offset by the increase of RMB3.0 million of property taxes paid this year.

Gross Profit

As a result of the foregoing, gross profit for the first half year of 2024 was RMB0.3 million, decreased significantly compared with the gross profit of RMB5.4 million for the same period ended June 30, 2023.

Operating Expenses

Total operating expenses for the first half year of 2024 were RMB9.7 million (US$1.3 million), compared with RMB11.7 million for the same period ended June 30, 2023. The decrease was mainly due to the decrease of general and administrative expenses.

General and administrative expense for the first half year of 2024 was RMB9.7 million (US$1.3 million), decreased by RMB2.0 million compared with that for the same period of 2023. The decrease general and administrative expense was mainly included: (i) the reversal of credit losses from Beijing S.K. of RMB1.2 million due to subsequent collection; (ii) the decrease of professional services fee of RMB1.5 million.

Sales and marketing expenses for the first half year of 2024 was RMB7.0 thousand (US$1.0 thousand), compared with RMB20.0 thousand for the same period ended June 30, 2023.

Other Income, net

Total net other income for the first half year of 2024 was RMB1.9 million (US$0.3 million), compared with RMB1.1 million for the same period ended June 30, 2023. The increase was due to the increase grants for needy students of RMB1.9 million received by Langfang School and partially offset by a decrease of government grants of RMB1.1 million received by Qingtian International School to support the development of school.

Loss from discontinued operation, net of tax

Loss from discontinued operation, net of tax amounted to RMB0.2 million for the first half year of 2023. In November 2023, the Group disposed Chuangmei Weiye, which had a major effect on operations and financial results of the Group and therefore resulted in a discontinued operation.

Net Loss

Net loss for the first half year of 2024 was RMB8.6 million (US$1.2 million), compared with net loss of RMB8.2 million for the same period ended June 30, 2023.

Net Loss Attributed to Ordinary Shares

Basic and diluted net loss from continuing operation per share attributable to ordinary shareholders of the Company from for the first half year of 2024 were RMB0.07, compared with basic and diluted net loss from continuing operation per share of RMB0.12 for the same period ended June 30, 2023.

Basic and diluted net loss from continuing operation per ADS attributable to ADS holders of the Company for the first half year of 2024 were RMB0.74, compared with basic and diluted net loss from continuing operation per ADS of RMB1.21 for the same period ended June 30, 2023.

Cash and Working Capital

As of June 30, 2024, the Company had total cash of RMB230.6 million (US$31.7 million), an increase of RMB3.6 million from RMB227.0 million as of December 31, 2023. The increase was mainly due to the increase of amounts due to Affected Entity and the decrease of prepayments and other current assets, and partially offset by the repayments of borrowings with bank.

Contingency

On April 19, 2024, Langfang School received the final judgment in relation to its contractual dispute against Beijing S.K.’s affiliates that Langfang would not need to pay rental expenses for the period from January 1, 2022 to August 31, 2023 or the period after September 1, 2023 to Hebei Technical College of Petroleum Profession, but should vacate the premises in relation to the dispute by July 30, 2024.

On July 31, 2024, Langfang School entered into cooperation contract with Hebei Technical College of Petroleum Profession, to lease the premises from July 31, 2024 to July 30, 2030.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the rate in effect as of June 30, 2024 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(RMB, except share data and per share data, or otherwise noted)

	As of
	December 31, 2023	June 30, 2024
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets:
Cash	227,040,251	230,566,089	31,726,950
Inventories	886,895	-	-
Prepayments and other current assets, net	6,193,544	4,460,460	613,780
Accounts receivable	9,380	24,347	3,350
Amounts due from related party	10,750,000	11,127,143	1,531,146
Total current assets	244,880,070	246,178,039	33,875,226
Non-current assets:
Property and equipment, net	151,549,586	149,886,276	20,625,038
Land use rights, net	34,873,935	34,400,586	4,733,678
Intangible assets, net	196,476	180,082	24,780
Right-of-use assets	2,471,003	1,469,170	202,165
Total non-current assets	189,091,000	185,936,114	25,585,661
TOTAL ASSETS	433,971,070	432,114,153	59,460,887
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	74,000,000	64,000,000	8,806,693
Accounts payable	1,504,098	524,024	72,108
Deferred revenue, current	6,513,072	4,666,625	642,149
Salary and welfare payable	2,454,440	2,061,531	283,676
Amounts due to a related party	8,000,000	8,000,000	1,100,837
Taxes payable	831,509	888,375	122,244
Income tax payable	219,832	290,424	39,964
Accrued liabilities and other current liabilities	5,947,842	5,171,135	711,572
Long-term loans and borrowings, current	1,250,000	-	-
Operating lease liabilities, current	2,471,003	1,100,440	151,426
Total current liabilities	103,191,796	86,702,554	11,930,669
Non-current liabilities:
Amounts due to Affected Entity, non-current	173,680,363	173,415,763	23,862,803
Operating lease liabilities, non-current	-	244,877	33,696
Other non-current liabilities	-	1,000,000	137,605
Total non-current liabilities	173,680,363	174,660,640	24,034,104
Total liabilities	276,872,159	261,363,194	35,964,773
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (USD$0.0001 par value; 500,000,000 shares authorized, 116,667,000 and 116,667,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	81,092	81,092	11,159
Additional paid-in capital	333,552,470	354,501,012	48,780,963
Statutory reserves	60,610,543	60,756,708	8,360,401
Accumulated other comprehensive income	8,485,041	10,078,934	1,386,907
Accumulated deficit	(245,319,648)	(254,025,834)	(34,955,118)
Total Lixiang Education Holding Co., Ltd. shareholders’ equity	157,409,498	171,391,912	23,584,312
Non-controlling interests	(310,587)	(640,953)	(88,198)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	157,098,911	170,750,959	23,496,114
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	433,971,070	432,114,153	59,460,887

Lixiang Education Holding Co., Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(RMB, except share data and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Net revenues:
Revenue from third parties	24,848,465	14,937,481	2,055,466
Revenue from related party	377,143	377,143	51,897
Total net revenues	25,225,608	15,314,624	2,107,363
Cost of revenues	(19,828,324)	(15,050,531)	(2,071,022)
Gross profit	5,397,284	264,093	36,341
Operating expenses:
General and administrative expenses	(11,643,834)	(9,682,494)	(1,332,356)
Selling and marketing expenses	(19,973)	(6,839)	(941)
Total operating expenses	(11,663,807)	(9,689,333)	(1,333,297)
Operating loss	(6,266,523)	(9,425,240)	(1,296,956)
Interest expense	(2,977,551)	(1,273,223)	(175,201)
Interest income	85,274	238,648	32,839
Other income, net	1,114,214	1,902,355	261,773
Loss before income tax expense	(8,044,586)	(8,557,460)	(1,177,545)
Income tax benefit/(expenses)	4,175	(76,929)	(10,586)
Loss from continuing operations, net of tax	(8,040,411)	(8,634,389)	(1,188,131)
Loss from discontinued operation, net of tax	(209,311)	-	-
Net loss	(8,249,722)	(8,634,389)	(1,188,131)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(8,091,960)	(8,560,021)	(1,177,898)
Net loss attributable to non-controlling interests	(157,762)	(74,368)	(10,233)
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	7,954,537	1,593,893	219,327
Comprehensive loss	(295,185)	(7,040,496)	(968,804)
Total comprehensive loss attributable to non-controlling interests	(157,762)	(74,368)	(10,233)
Total comprehensive loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(137,423)	(6,966,128)	(958,571)

Loss per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from continuing operations	(0.12)	(0.07)	(0.01)
—Basic and diluted
Loss per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders from discontinued operation	(0.00)	-	-
—Basic and diluted
Weighted average number of ordinary shares outstanding	66,667,000	116,667,000	116,667,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Fen Ye
Fen Ye
Chairlady of Board of Directors

Date: September 27, 2024